Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Updates Fourth-Quarter 2011 Guidance

TAIPEI, Taiwan, February 17, 2012 – GigaMedia Limited (NASDAQ: GIGM) (“GigaMedia”) today updated its guidance for the company’s unaudited fourth-quarter 2011 consolidated financial results.

The following estimates are based on the current business outlook:

Revenues: Held steady quarter-over-quarter at approximately $7.8 million.

Operating expenses: Remained stable compared to the third quarter of 2011 at approximately $7.9 million before bad debt expenses; increased approximately 21 percent compared to the previous quarter to approximately $10.1 million when including fourth-quarter bad debt expenses.

Cash, cash equivalents, restricted cash, and marketable securities-current: Increased sequentially as of December 31, 2011 to approximately $67.0 million; total short-term borrowings remained stable at approximately $11.8 million resulting in net cash of approximately $55.2 million in the fourth quarter, up from approximately $44.5 million in the third quarter. Fourth-quarter cash included proceeds from the sale of GigaMedia’s interest in T2CN and from the initial sales of certain of GigaMedia’s Asian studio investments, which totaled approximately $4.7 million and $6.3 million, respectively.

Non-cash charges: Estimated to be approximately $50-$60 million in the fourth quarter, contributing to a net loss for the period. The company expects to report non-cash impairment charges related to investments made under previous management, primarily consisting of charges to Everest Gaming and certain assets in GigaMedia’s Asian online games business.

GigaMedia expects to announce its fourth-quarter and full-year 2011 consolidated financial results in the second half of March.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia, covering all regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2011.

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